

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

<u>Via E-mail</u>
Mr. Paul Stone
Senior Vice President and Chief Financial Officer
IDEAYA Biosciences, Inc.
7000 Shoreline Court, Suite 350
South San Francisco, CA 94080

> **Re:** **IDEAYA Biosciences, Inc.**
> **Form 10-Q for the quarterly period ended September 30, 2020**
> **Exhibit 10.1 Amendment No. 1 to Clinical Trial Collaboration and Supply Agreement**
> **Filed November 12, 2020**
> **File No. 001-38915**

Dear Mr. Stone:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance